UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                    to

Commission File No: 001-12822

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

BEAZER HOMES USA, INC. 401(k) PLAN

5775 Peachtree Dunwoody Road
Suite B-200
Atlanta, Georgia 30342

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beazer Homes USA, Inc.
1000 Abernathy Rd
Suite 1200
Atlanta, Georgia 30328

REQUIRED INFORMATION

The Beazer Homes USA, Inc. 401(k) Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2003 and 2002, and Supplemental Schedule as of December 31, 2003, which has been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.  Written consent to the incorporation of the Plan’s financial statements in a registration statement on Form S-8 under the Securities Act of 1933 is attached hereto as Appendix 2.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN

By:

/s/ Jennifer P. Jones	June 25, 2004
Jennifer P. Jones
Plan Administrator

/s/ James O’Leary	June 25, 2004
James O’Leary
Executive Vice-President and Chief Financial Officer Beazer Homes USA, Inc.

Beazer Homes USA, Inc.

401 (k) Plan

Financial Statements as of and for the Years Ended
December 31, 2003 and 2002 and Supplemental Schedule
as of December 31, 2003
and Report of Independent Registered Public Accounting Firm

Beazer Homes USA, Inc.

401(k) Plan

Schedules required under the Employee Retirement Income Security Act of 1974, as amended, other than the schedules listed above, are omitted because of the absence of the condition under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Administration Committee and Participants of

Beazer Homes USA, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP

Atlanta, Georgia
June 25, 2004

Beazer Homes USA, Inc.

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
Assets
Cash, non-interest bearing	$—	$5,173,489
Investments,
At fair value –
Beazer Homes USA, Inc. Company Stock Fund	26,844,719	18,727,940
INVESCO Stable Value Trust	7,535,894	4,381,275
AIM Large Cap Basic Value Fund	6,394,496	3,039,919
American Growth Fund of America	6,389,170	3,030,611
INVESCO Total Return Fund	5,157,486	—
Franklin Small-Mid Cap Growth Fund	3,944,655	2,585,623
American EuroPacific Growth Fund	3,901,049	2,651,846
INVESCO 500 Index Trust	3,881,542	1,899,544
PIMCO Total Return Fund	3,319,416	2,358,084
Royce Low-Priced Stock Fund	1,095,503	—
Dow Jones Quantidex 60 Fund	775,659	535,077
MAS Mid Cap Value — Advisor Class Fund	752,518	243,133
Dow Jones Quantidex 100 Fund	720,620	340,839
Columbia Acorn Fund — A	635,166	—
INVESCO Dynamics Fund	549,643	200,780
Dow Jones Quantidex 20 Fund	383,232	151,821
Putnam Research Fund	343,065	154,779
INVESCO Balanced Fund	—	3,116,644
McDonald Money Market Fund	—	1,538
Participant loans	1,620,558	1,278,979
Total Investments	74,244,391	44,698,432

Contributions receivable
Participant	256,288	218,701
Employer	95,185	233,098
Total contributions receivable	351,473	451,799

Net assets available for benefits	$74,595,864	$50,323,720

See accompanying notes to financial statements.

Beazer Homes USA, Inc.

401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002

Additions:
Contributions:
Participants	$8,550,957	$5,900,812
Employer	3,164,453	1,669,941
Rollovers	966,724	361,562
Assets transferred from another plan	—	10,913,823
Total contributions	12,682,134	18,846,138

Investment income (loss):
Interest	81,965	67,593
Dividends	543,281	314,917
Net appreciation (depreciation) in fair value of investments	17,957,473	(7,036,671)
Total investment income (loss)	18,582,719	(6,654,161)

Total additions	31,264,853	12,191,977

Deductions:
Distributions to participants	(6,893,228)	(3,595,693)
Fees	(98,449)	(63,818)
Other	(1,032)	(4,720)
Total deductions	(6,992,709)	(3,664,231)

Net increase in net assets available for benefits	24,272,144	8,527,746

Net assets available for benefits:
Beginning of year	50,323,720	41,795,974
End of year	$74,595,864	$50,323,720

See accompanying notes to financial statements.

1.              Description of Plan

The following description of the Beazer Homes USA, Inc. 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits.  The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the “Company”).  The Plan is administered by a committee appointed by the Company’s Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On December 31, 2002, the Beazer Homes Investment Corp. 401 (k) Profit Sharing Plan was merged into the Plan.  As a result, a plan-to-plan transfer of $10,913,823 was made for the total account balances of the former Beazer Homes Investment Corp. 401 (k) Profit Sharing Plan participants.  Beazer Homes Investment Corp. is a wholly owned subsidiary of the Company.

Eligibility – All employees who have attained 21 years of age are eligible to participate in the Plan on the first day of the month following the completion of 30 days of service.

Contributions – Contributions to the Plan come from salary deferral contributions, Company matching contributions, Company discretionary contributions, and rollovers from other plans.  Each participant can elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to a maximum of $12,000 ($14,000 for participants who are at least 50 years old) for 2003 and $11,000 ($12,000 for participants who are at least 50 years old) for 2002.  In addition, the Company has historically made Company matching contributions equal to 50% of the first 6% of annual earnings contributed by the participants.

The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution.  The Company did not make any material discretionary contributions for 2003 or 2002.

Participant Accounts – Participant accounts are credited with participant and Company contributions and an allocation of the Plan’s earnings and charged with withdrawals, an allocation of the Plan’s losses and administrative expenses as applicable.

Gains and losses on plan investments are allocated between all participants’ accounts in the same proportion that each participant’s account bears to the total of all participants’ accounts within specified investment funds.

AMVESCAP Retirement, Inc. serves as the recordkeeper and Trustee for the Plan.

Each participant may direct the investment of his or her account (other than the discretionary contributions and the Company matching contribution - see Note 7) to one or more funds.  The prospectus for each fund describes the fund’s investment objectives.

Beazer Homes USA, Inc. Company Stock Fund – A fund investing in Beazer Homes USA, Inc. common stock, which includes a component of cash to meet liquidity needs.

INVESCO Stable Value Trust – A diversified portfolio of investment contracts issued by large insurance companies, banks, and other financial institutions.

AIM Large Cap Basic Value Fund – A fund investing in securities of companies with market capitalization that are within the range of stocks in the Russell 1000 Value Index at the time of purchase.

American Growth Fund of America – A fund investing primarily in common stocks of companies that management believes are reasonably priced and represent solid long-term investment opportunities.

INVESCO Total Return Fund – A fund investing in securities of companies with minimum capitalization of $2 billion.  Under normal market conditions, the equity portion of the portfolio is 55-65% and the fixed income portion of the portfolio, including cash, is approximately 35-45%.

Franklin Small-Mid Cap Growth Fund – A fund investing primarily in equity securities of companies that have market capitalization of less than $1.5 billion, or less than the highest market value in the Russell 2000 Index, whichever is greater.

American Euro Pacific Growth Fund – A fund investing in equity securities of issuers domiciled in Europe and the Pacific Basin.

INVESCO 500 Index Trust –  A fund investing in common stocks of large cap, blue chip stocks, with the objective of achieving returns that closely replicate those generated by the S&P 500 composite stock index.

PIMCO Total Return Fund – A fund investing primarily in investment-grade debt obligations.

Royce Low-Priced Stock Fund - A fund which normally invests at least 65% of assets in common stocks and convertibles issued by companies priced below $20 per share at the time of purchase.

Dow Jones Quantidex 60 Fund – A fund consisting of 56% stocks in 6 different asset classes, 33% bonds in 4 different asset classes, and 11% cash.

Dow Jones Quantidex 100 Fund – A fund consisting of 100% stocks in 6 different asset classes.

MAS Mid Cap Value – Advisor Class Fund – A fund investing at least 65% in common stocks of companies that are selling below their long-term intrinsic values and fall in the range of the S&P MidCap 400 index.  The fund may also invest in preferred stocks, convertibles, corporate debt, U.S. government obligations and up to 5% in foreign securities.

Columbia Acorn Fund – A - A fund that invests primarily in the stocks of companies with capitalizations of less than $2 billion.

INVESCO Dynamics Fund – A fund investing primarily in common stocks of mid-capitalization companies.

Putnam Research Fund – A fund investing primarily in common stocks of U.S. companies.

Dow Jones Quantidex 20 Fund – A fund consisting of securities with an asset allocation mix of 15% stocks in 6 different asset classes, 36% bonds in 4 different asset classes, and 49% cash.

INVESCO Balanced Fund – A fund investing in a combination of common stocks and fixed-income securities.

McDonald Money Market Fund – A fund investing in money market instruments.

Effective January 1, 2003, several new funds were made available for investment by plan participants, and certain funds that were available for investment during 2002 are no longer available.  As part of this process, balances in certain existing funds were converted to new funds with similar characteristics on December 31, 2002.  The following table lists the funds that are no longer available and the funds into which their respective balances were converted.

Previous Fund	New Fund
One Group Large Cap Growth Fund	American Growth Fund of America
One Group Large Cap Value Fund	AIM Large Cap Basic Value Fund
AIM International Equity Fund	American EuroPacific Growth Fund
One Group Bond Fund	PIMCO Total Return Fund

On January 3, 2003, balances in the McDonald Money Market Fund were transferred to the INVESCO Stable Value Trust, and the McDonald Money Market Fund is no longer an available investment option.  On October 17, 2003 balances in the INVESCO Balanced Fund were transferred to the INVESCO Total Return Fund, and the INVESCO Balanced Fund is no longer an available investment option.

Vesting of Benefits – Participants become vested in the Company discretionary contributions and the Company matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested

Less than two years	0%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%

Amounts forfeited upon termination are used to reduce future Company contributions.

The salary deferral contributions are fully vested and non-forfeitable at all times.

Distributions – Upon normal retirement, permanent disability, death or termination of employment the participant or his or her designated beneficiary will receive his or her interest in the Plan in the form of either a lump-sum payment or an annuity.

Loans and Withdrawals – A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and Company matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant’s vested percentage of his account or (2) $50,000.  Such loans bear interest at a fixed rate for the term of the loan, based on the prime rate plus 1% (5.00% and 5.25% at December 31, 2003 and 2002, respectively).  The loan balance is collateralized by the participant’s account.  Upon retirement or termination of the participant distributions are made net of the outstanding loan balance.  The loans are repaid through salary withholdings over periods generally ranging from 1 to 5 years.

Administrative Expenses – All administrative costs and expenses are paid by the Company, with the exception of a record keeping charge per participant per year ($15 for 2003 and $20 for 2002), and miscellaneous charges for loans and distributions.

2.  Summary of Significant Accounting Policies

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Investments – Investments are stated at fair market value based on quoted market prices in an active market.  Investments in common trust funds are stated at estimated fair value, as determined by the trustee.  These values are determined based upon the unit values of the funds.  Net appreciation or depreciation in the fair value of investments represents the change in fair value during the year, including realized gains and losses on investments sold during the period.  The fair value of participant loans represent the original loan amount adjusted for all principal payments made during the period.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including mutual funds and common trust funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.  Investments

The following table presents the investments that represent 5% or more of the Plan’s net assets (at fair value):

	Year ended December 31,
At fair value	2003	2002

Beazer Homes USA, Inc. Company Stock Fund (546,291 and 565,977 fund units in 2003 and 2002, respectively)	$26,844,719	$18,727,940	*
INVESCO Stable Value Trust (7,535,894 and 4,381,275 units in 2003 and 2002, respectively)	7,535,894	4,381,275
AIM Large Cap Basic Value Fund (516,936 and 324,431 units in 2003 and 2002, respectively)	6,394,496	3,039,919
American Growth Fund of America (260,357 and 164,083 units in 2003 and 2002, respectively)	6,389,170	3,030,611
INVESCO Total Return Fund (215,434 and 0 units in 2003 and 2002, respectively)	5,157,486	—
Franklin Small-Mid Cap Growth Fund (130,531 and 117,796 units in 2003 and 2002, respectively)	3,944,655	2,585,623
American EuroPacific Growth Fund (129,131 and 115,448 units in 2003 and 2002, respectively)	3,901,049	2,651,846
INVESCO 500 Index Trust Fund (138,726 and 87,376 units in 2003 and 2002, respectively)	3,881,542	1,899,544
Invesco Balanced Fund (0 and 259,937 units in 2003 and 2002, respectively)	—	3,116,644

*   Includes non-participant directed investments.

Net appreciation (depreciation) in fair value of investments is comprised of the following:

	Year ended December 31,
	2003	2002
Beazer Homes USA, Inc. Company Stock Fund	$10,752,039	$(2,817,954)
AIM Large Cap Basic Value Fund	1,498,823	—
American Growth Fund of America	1,341,525	—
INVESCO Total Return Fund	208,583	—
Franklin Small-Mid Cap Growth Fund	1,003,683	(571,021)
American EuroPacific Growth Fund	883,581	—
INVESCO 500 Index Trust	751,520	(430,482)
PIMCO Total Return Fund	(6,442)	—
Royce Low-Priced Stock Fund	177,949	—
Dow Jones Quantidex 60 Fund	148,018	(36,589)
Dow Jones Quantidex 100 Fund	154,614	(60,598)
Columbia Acorn Fund - A	96,145	—
MAS Mid Cap Value - Advisor Class Fund	164,873	(71,948)
INVESCO Dynamics Fund	113,210	(54,659)
Putnam Research Fund	67,910	(30,375)
Dow Jones Quantidex 20 Fund	32,853	7,952
INVESCO Balanced Fund	568,589	(663,334)
One Group Bond Fund	—	39,928
AIM International Equity Fund	—	(291,578)
One Group Large Cap Value Fund	—	(910,631)
One Group Large Cap Growth Fund	—	(1,145,382)
Total	$17,957,473	$(7,036,671)

4.              Income Tax Status

The Plan uses a prototype plan document sponsored by INVESCO Trust Company (“INVESCO”).  INVESCO received an opinion letter from the Internal Revenue Service (“IRS”), dated August 30, 2001 which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (“IRC”).  The Plan itself has not received a determination letter from the IRS.  However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

5.              Party-In-Interest Transactions

Party-in-interest investments held by the Plan included 262,780 shares and 294,718 shares of Beazer Homes USA, Inc. Company stock at December 31, 2003 and 2002, with a fair value of approximately $25,663,095 and $17,859,911.

6.              Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

7.              Beazer Homes USA, Inc. Company Stock Fund

The Beazer Homes USA, Inc. Company Stock Fund is a fund investing in Beazer Homes USA, Inc. common stock, which includes a cash component to meet liquidity needs.  All Company matching contributions and Company discretionary contributions, if any, are made into the Company Stock Fund.  Effective January 17, 2002, the Company Stock Match accounts for all participants were split in two.  From January 17, 2002 through December 31, 2002, those participants who are 100% vested were allowed to redirect half of their Company Matching balances into any investment option offered by the Plan. Beginning January 1, 2003, all participants were allowed to redirect all of their Company Matching balances into any investment option offered by the Plan.  At December 31, 2003 and 2002, participant-directed funds in the Beazer Homes USA, Inc. Company Stock Fund totaled $26,844,719 and $11,363,209, respectively, and non-participant-directed funds totaled $0 and $7,364,731, respectively. The following table reflects activity in the Beazer Homes USA, Inc. Company Stock Fund:

Beazer Homes USA, Inc. Company Stock Fund Activity

	Year ended December 31,
	2003	2002

Contributions:
Participant contributions	$1,131,039	$731,914
Employer contributions	3,546,173	2,207,478
Rollovers	263,318	8,612
Assets transferred from another plan	—	2,249,533
Total contributions	4,940,530	5,197,537

Investment Income:
Earnings on investments of cash in other than BeazerHomes USA, Inc. Company Stock	35,698	22,450
Dividends	26,277	-
Net appreciation (depreciation) in fair value of investments	10,752,039	(2,817,954)
Total investment income	10,814,014	(2,795,504)

Total additions	15,754,544	2,402,033

Deductions:
Distributions to participants	(2,015,107)	(1,402,423)
Fees	(23,422)	(17,142)
Other	-	(47)
Total deductions	(2,038,529)	(1,419,612)

Net increase in assets available for benefits	13,716,015	982,421

Interfund transfers	(5,599,236)	(2,046,503)

Net assets available for benefits:
Beginning of year	18,727,940	19,792,022
End of year	$26,844,719	$18,727,940

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public
Accounting Firm)

Beazer Homes USA, Inc.

401(k) PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2003

(a)	Identity of Issuer	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

		EMPLOYER SECURITIES:
*	Beazer Homes USA, Inc.	Beazer Homes USA, Inc. Stock Fund, 546,921 units	**	$26,844,719

		COMMON/COLLECTIVE TRUSTS:
*	INVESCO	INVESCO Stable Value Trust, 7,535,894 units	**	7,535,894
*	INVESCO	INVESCO 500 Index Trust, 138,725 units	**	3,881,542
	State Street Bank & Trust	Dow Jones Quantidex 60 Fund, 39,296 units	**	775,659
	State Street Bank & Trust	Dow Jones Quantidex 100 Fund, 34,787 units	**	720,620
	State Street Bank & Trust	Dow Jones Quantidex 20 Fund, 22,709 units	**	383,232

		REGISTERED INVESTMENT COMPANY:
*	INVESCO	AIM Large Cap Basic Value Fund, 516,936 units	**	6,394,496
	American Funds	American Growth Fund of America, 260,357 units	**	6,389,170
*	INVESCO	INVESCO Total Return Fund, 215,434 units	**	5,157,486
	Franklin Templeton Investments	Franklin Small-Mid Cap Growth Fund, 130,531 units	**	3,944,655
	American Funds	American EuroPacific Growth Fund, 129,131 units	**	3,901,049
	PIMCO Advisors	PIMCO Total Return Fund, 309,936 units	**	3,319,416
	Royce Funds	Royce Low-Priced Stock Fund, 78,362 units	**	1,095,503
	Morgan Stanley	MAS Mid Cap Value- Advisor Class Fund, 36,816 units	**	752,518
	Columbia Funds	Columbia Acorn Fund - A, 28,611 units	**	635,166
*	INVESCO	INVESCO Dynamics Fund, 37,289 units	**	549,643
	Putnam Investments	Putnam Research Fund, 26,553 units	**	343,065

		PARTICIPANT LOANS:
*	Various participants	Participants loans made to participants, with interest accruing at rates from 5.25% to 6%	**	1,620,558

				$74,244,391

*         Column (a) indicates each identified person/entity known to be a party in interest.

**       Cost information is not required for participant-directed investments and, therefore, is not included.

APPENDIX 2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-91904, No. 333-86558, No. 333-24765, No. 333-69398, No. 333-101142, and No. 333-116573 of Beazer Homes USA, Inc. on Form S-8 of our report dated June 25, 2004 appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2003.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
June 25, 2004